SCII Cells for Life (R)
                     Stem Cell Therapy International, Inc.



                                 August 8, 2006

Mr. Michael Moran
Branch Chief
UNITED STATES SECURITY
AND EXCHANGE COMMISSION
100 F Street, N.E.
Washington, D.C. 20549-3561

RE: Comment letter dated August 4, 2006 regarding a Change in Independent Public Accountants for Stem Cell Therapy International, Inc.
     File No. 0-51931

Dear Mr. Moran:

     We have received your comment letter dated August 4, 2006 regarding a change in Independent Public Accountants for Stem Cell Therapy International, Inc.

     In Responding to the SEC comments, we as the Management of the company are acknowledging that:

     - the company is responsible for the adequacy and accuracy of the disclosures in the filing;

     - staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

     - the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. Sincerely,

                                             Calvin Cao
                                             Chief Executive Officer



   Stem Cell Therapy International Corp., 2203 N. Lois Avenue, 9th floor, Tampa,
                                   FL., 33607
                      (813) 600-4088 <> Fax (813) 830-6112

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